Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 13, 2019	February 13, 2019

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2018, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, the independent registered public accounting firm, as stated in their report that appears herein.

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 13, 2019	February 13, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), cash flows, and equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2019 expressed an unqualified  opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2005.

Toronto, Canada

February 13, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Kinross Gold Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), cash flows, and equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 13, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 13, 2019

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2018	2017

Assets
Current assets
Cash and cash equivalents	Note 7	$349.0	$1,025.8
Restricted cash	Note 7	12.7	12.1
Accounts receivable and other assets	Note 7	101.4	91.3
Current income tax recoverable		79.0	43.9
Inventories	Note 7	1,052.0	1,094.3
Unrealized fair value of derivative assets	Note 10	3.8	17.0
		1,597.9	2,284.4
Non-current assets
Property, plant and equipment	Note 7	5,519.1	4,887.2
Goodwill	Note 7	162.7	162.7
Long-term investments	Note 7	155.9	188.0
Investments in joint ventures and associate	Note 9	18.3	23.7
Unrealized fair value of derivative assets	Note 10	0.8	3.9
Other long-term assets	Note 7	564.1	574.0
Deferred tax assets	Note 17	45.0	33.3
Total assets		$8,063.8	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$465.9	$482.6
Current income tax payable		21.7	35.1
Current portion of provisions	Note 13	72.6	66.5
Current portion of unrealized fair value of derivative liabilities	Note 10	22.2	1.1
Deferred payment obligation	Note 6i	30.0	—
		612.4	585.3
Non-current liabilities
Long-term debt	Note 12	1,735.0	1,732.6
Provisions	Note 13	816.4	830.5
Unrealized fair value of derivative liabilities	Note 10	9.6	0.2
Other long-term liabilities		97.9	133.8
Deferred tax liabilities	Note 17	265.2	255.6
Total liabilities		3,536.5	3,538.0

Equity
Common shareholders’ equity
Common share capital	Note 14	$14,913.4	$14,902.5
Contributed surplus		239.8	240.7
Accumulated deficit		(10,548.0)	(10,580.7)
Accumulated other comprehensive income (loss)	Note 7	(98.5)	21.1
Total common shareholders’ equity		4,506.7	4,583.6
Non-controlling interest		20.6	35.6
Total equity		4,527.3	4,619.2
Commitments and contingencies	Note 19
Subsequent events	Notes 6i and 12
Total liabilities and equity		$8,063.8	$8,157.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 14	1,250,228,821	1,247,003,940

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:

John A. Brough	Kerry D. Dyte
Director	Director

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2018	2017

Revenue
Metal sales		$3,212.6	$3,303.0

Cost of sales
Production cost of sales		1,860.5	1,757.4
Depreciation, depletion and amortization		772.4	819.4
Impairment, net of reversals	Note 8	—	21.5
Total cost of sales		2,632.9	2,598.3
Gross profit		579.7	704.7
Other operating expense	Note 7	137.0	129.6
Exploration and business development		109.2	106.0
General and administrative		133.0	132.6
Operating earnings		200.5	336.5
Other income (expense) - net	Note 7	3.2	188.1
Equity in losses of joint ventures and associate	Note 9	(0.3)	(1.3)
Finance income		11.0	13.5
Finance expense	Note 7	(101.2)	(117.8)
Earnings before tax		113.2	419.0
Income tax (expense) recovery - net	Note 17	(138.8)	23.2
Net (loss) earnings		$(25.6)	$442.2
Net (loss) earnings attributable to:
Non-controlling interest		$(2.0)	$(3.2)
Common shareholders		$(23.6)	$445.4

(Loss) earnings per share attributable to common shareholders
Basic		$(0.02)	$0.36
Diluted		$(0.02)	$0.35

Weighted average number of common shares outstanding (millions)	Note 16
Basic		1,249.5	1,246.6
Diluted		1,249.5	1,257.0

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2018	2017

Net (loss) earnings		$(25.6)	$442.2

Other comprehensive income (loss), net of tax:	Note 7
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income (“FVOCI”) - net change in fair value (a)		(25.8)	(16.7)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)		(47.9)	11.9
Cash flow hedges - reclassified to profit or loss (c)		(9.1)	(13.2)
		(82.8)	(18.0)
Total comprehensive (loss) income		$(108.4)	$424.2

Attributable to non-controlling interest		$(2.0)	$(3.2)
Attributable to common shareholders		$(106.4)	$427.4

(a)         Net of tax expense (recovery) of $(0.3) million (2017 - $0.3 million).

(b)         Net of tax expense (recovery) of $(20.9) million (2017 - $4.8 million).

(c)          Net of tax expense (recovery) of $0.2 million (2017 - $(5.9) million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2018	2017
Net inflow (outflow) of cash related to the following activities:
Operating:
Net (loss) earnings	$(25.6)	$442.2
Adjustments to reconcile net (loss) earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	772.4	819.4
Gain on disposition of associate and other interests - net	(2.1)	(55.2)
Impairment, net of reversals	—	(75.5)
Equity in losses of joint ventures and associate	0.3	1.3
Share-based compensation expense	14.6	13.6
Finance expense	101.2	117.8
Deferred tax expense (recovery)	8.9	(76.4)
Foreign exchange losses (gains) and other	12.5	(31.9)
Reclamation (recovery) expense	(8.0)	11.4
Changes in operating assets and liabilities:
Accounts receivable and other assets	(22.7)	108.6
Inventories	(5.7)	(86.7)
Accounts payable and accrued liabilities	69.8	(48.5)
Cash flow provided from operating activities	915.6	1,140.1
Income taxes paid	(126.9)	(188.5)
Net cash flow provided from operating activities	788.7	951.6
Investing:
Additions to property, plant and equipment	(1,043.4)	(897.6)
Acquisitions	(304.2)	—
Net additions to long-term investments and other assets	(52.9)	(73.8)
Net proceeds from the sale of property, plant and equipment	6.4	8.5
Net proceeds from disposition of associate and other interests	—	269.6
Increase in restricted cash	(0.6)	(0.5)
Interest received and other	7.7	6.6
Net cash flow used in investing activities	(1,387.0)	(687.2)
Financing:
Net proceeds from issuance/drawdown of debt	80.0	494.7
Repayment of debt	(80.0)	(500.0)
Interest paid	(57.9)	(62.9)
Issuance of common shares on exercise of options	0.5	0.8
Dividend paid to non-controlling interest	(13.0)	—
Other	(2.2)	(1.6)
Net cash flow used in financing activities	(72.6)	(69.0)
Effect of exchange rate changes on cash and cash equivalents	(5.9)	3.4
(Decrease) increase in cash and cash equivalents	(676.8)	198.8
Cash and cash equivalents, beginning of period	1,025.8	827.0
Cash and cash equivalents, end of period	$349.0	$1,025.8

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2018	2017

Common share capital
Balance at the beginning of the period		$14,902.5	$14,894.2
Transfer from contributed surplus on exercise of restricted shares		10.0	7.2
Options exercised, including cash		0.9	1.1
Balance at the end of the period		$14,913.4	$14,902.5

Contributed surplus
Balance at the beginning of the period		$240.7	$238.3
Share-based compensation		14.6	13.6
Transfer of fair value of exercised options and restricted shares		(15.5)	(11.2)
Balance at the end of the period		$239.8	$240.7

Accumulated deficit
Balance at the beginning of the period		$(10,580.7)	$(11,026.1)
Adjustment on initial application of IFRS 9	Note 4	56.3	—
Adjusted balance at the beginning of the period		$(10,524.4)	$(11,026.1)
Net (loss) earnings attributable to common shareholders		(23.6)	445.4
Balance at the end of the period		$(10,548.0)	$(10,580.7)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$21.1	$39.1
Adjustment on initial application of IFRS 9	Note 4	(56.3)	—
Adjusted balance at the beginning of the period		$(35.2)	$39.1
Other comprehensive income (loss)		(82.8)	(18.0)
Losses on cash flow hedges transferred to cost of non-financial assets		19.5	—
Balance at the end of the period		$(98.5)	$21.1
Total accumulated deficit and accumulated other comprehensive income (loss)		$(10,646.5)	$(10,559.6)

Total common shareholders’ equity		$4,506.7	$4,583.6

Non-controlling interest
Balance at the beginning of the period		$35.6	$38.8
Net loss attributable to non-controlling interest		(2.0)	(3.2)
Dividend paid to non-controlling interest		(13.0)	—
Balance at the end of the period		$20.6	$35.6

Total equity		$4,527.3	$4,619.2

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

1.                                      DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the Board of Directors on February 13, 2019.

2.                                      BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2018 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4(a). Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.  Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end.

			As at
			December 31,		December 31,
Entity	Property/ Segment	Location	2018		2017
Subsidiaries:
(Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%		100%
Kinross Brasil Mineração S.A. (“KBM”)	Paracatu	Brazil	100%		100%
Compania Minera Maricunga (“CMM”)	Maricunga and Lobo-Marte / Maricunga and Corporate and Other	Chile	100%		100%
Compania Minera Mantos de Oro (“MDO”)	La Coipa / Corporate and Other	Chile	100%		100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%		100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	100%		100%
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	100%		100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%		100%
Chirano Gold Mines Ltd. (a)	Chirano	Ghana	90%		90%
KG Mining (Bald Mountain) Inc.	Bald Mountain	USA	100	%(b)	100%
Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc.	Round Mountain	USA	100%		100%

Interests in joint ventures:
(Equity accounted)
Sociedad Contractual Minera Puren	Puren/ Corporate and Other	Chile	65%		65%
Bald Mountain Exploration LLC	Bald Mountain Exploration Joint Venture/Bald Mountain	USA	—	(b)	50%

(a)         The Company holds a 90% interest in Chirano Gold Mines Ltd. with the Government of Ghana having the right to the remaining 10% interest.

(b)         On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture. See Note 6iii and Note 9. Bald Mountain Exploration LLC was merged with KG Mining (Bald Mountain) Inc. prior to December 31, 2018.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a)              Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests.  All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)              Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting in the consolidated financial statements.

(c)               Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.  Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•                  Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;

•                  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•                  Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

•                  Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.  Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost.

iv.  Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.  Short-term investments are classified as and measured at amortized cost.

v.  Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI.

vi.  Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form and estimated costs to sell.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vii.  Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

viii.  Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

•                  has begun planned principal activities;

•                  has employees, intellectual property and other inputs and processes that could be applied to those inputs;

•                  is pursuing a plan to produce outputs; and

•                  will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.  Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix.  Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.

Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future  (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

x.  Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine its commercial viability.  E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•                  gathering exploration data through topographical and geological studies;

•                  exploratory drilling, trenching and sampling;

•                  determining the volume and grade of the resource;

•                  test work on geology, metallurgy, mining, geotechnical and environmental; and

•                  conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of the fair value of:

•                  estimated potential ounces, and

•                  exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment.  Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi.  Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate.

Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)              Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Mineral interests consist of:

•                  Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•                  Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.

(b)         Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use.

(c)          Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii.  Valuation of Goodwill and Long-lived Assets

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount.

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount.

For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously.

The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 7 year to 25 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2018 annual analysis, estimated 2019, 2020 and long-term prices of gold and silver of $1,300 per ounce and $18.00 per ounce, respectively, were used. For the 2017 annual analysis, estimated 2018, 2019 and long-term prices of gold and silver of $1,300 per ounce and $19.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.  Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2018 annual analysis, estimated short-term and long-term oil prices of $65 and $55 per barrel respectively, were used. For the 2017 annual analysis, an estimated short-term and long-term oil price of $55 per barrel was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2018 annual analysis, real discount rates of between 4.86% and 7.12% were used for the CGUs tested. For the CGUs tested in the 2017 annual analysis, real discount rates of between 4.35% and 7.10% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2018 in respect of the fair value determinations at that date, which

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

ranged from 0.9 to 1.4. NAV multiples observed at December 31, 2017 were in the range of 0.8 to 1.6. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

xiii.  Financial instruments and hedging activity

(a)              Financial instrument classification and measurement

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

•                  it is held with the objective of collecting contractual cash flows; and

•                  its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.

Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized.

The Company has classified and measured its financial instruments as described below:

•                  Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost.

•                  Trade receivables and certain other assets are classified as and measured at amortized cost.

•                  Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI.

•                  Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.

•                  Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as and measured at FVPL.

(b)         Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

xiv.  Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, the shares are issued from treasury.

Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Both RSUs and RPSUs are generally equity-settled and awarded to certain employees as a percentage of long-term incentive awards.

(a)         RSUs are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RSUs, shares are generally issued from treasury.

(b)         RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

xv.  Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.

The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 18. All segments principally generate revenue from metal sales.

xvi.  Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.  The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense.

xvii.  Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii.  Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.                                      CHANGES IN SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a)             Changes in Significant Accounting Policies

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) as of January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 using the modified retrospective approach. IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue — Barter Transactions Involving Advertising Services”. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2018), without restating the financial statements on a retrospective basis. Accordingly, the comparative information for prior periods have not been restated and the information presented for 2017 reflects the requirements of IAS 18, IAS 11, and the related interpretations.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control requires judgment.

The Company’s metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. The Company reviewed its contracts with customers using the five-step analysis required under IFRS 15. Transfer of control generally occurs when the refined gold and silver and doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.

The Company determined there were no material differences to the amount and timing of revenue recognized under IFRS 15 compared to IAS 18 as the transfer of control under IFRS 15 occurs at the same time the revenue recognition criteria under IAS 18 are satisfied. No adjustment to the Company’s financial statements was therefore recognized on transition to IFRS 15.

The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 18. All segments principally generate revenue from metal sales.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

IFRS 9 Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, which replaced IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”), on a retrospective basis using certain available transitional provisions. In accordance with the transitional provisions, the comparative information for prior periods have not been restated and the information presented for 2017 reflects the requirements of IAS 39 rather than IFRS 9.

The following table summarizes the impact of transition to IFRS 9:

	As at December 31, 2017	IFRS 9 Adjustments	As at January 1, 2018
Accumulated other comprehensive income (loss)	$21.1	$(56.3)	$(35.2)
Accumulated deficit	$(10,580.7)	$56.3	$(10,524.4)

The nature and effect of the changes to IFRS 9 are as follows:

i)                 Financial instrument classification and measurement

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. The adoption of IFRS 9 did not have a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments see (iii) below).

IFRS 9 provides a revised model for the classification and measurement of financial assets that eliminates the previous categories of financial assets under IAS 39 of “available-for-sale”, “held-to-maturity”, or “loans and receivables.” Under IFRS 9, on initial recognition, a financial asset is classified as and measured at: amortized cost, FVPL, or FVOCI. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

•                  it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•                  its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is available on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Under IFRS 9, the Company has classified and measured its financial assets as described below:

•                  Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost. Previously under IAS 39, these assets were classified as FVPL.

•                  Trade receivables and certain other assets are classified as and measured at amortized cost. Previously under IAS 39, these assets were classified as loans and receivables and measured at amortized cost.

•                  Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Previously under IAS 39, the investments were classified as available-for-sale and measured at FVOCI. On transition to IFRS 9, the Company made the irrevocable election available under the standard to designate its long-term investments as FVOCI. As a result, on initial application of IFRS 9, an adjustment to opening accumulated deficit of $56.3 million was recognized with a corresponding adjustment to accumulated other comprehensive income (loss) (“AOCI”).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

•      Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.

•      Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as FVPL.

The adoption of IFRS 9 did not result in a change in the carrying values of any of the Company’s financial instruments on the transition date.

ii)     Impairment of financial assets

IFRS 9 replaced the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets classified as and measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. The adoption of the ECL model under IFRS 9 did not have an impact on the carrying values of any of the Company’s financial assets on the transition date.

iii)    Hedges

IFRS 9 introduces a reformed approach to hedge accounting. The new general hedge accounting model in IFRS 9 requires an entity to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The Company has elected to adopt the new model.

All hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018 and accordingly, were considered continuing hedging relationships at the date of transition.

The Company’s derivative contracts that have been designated as cash flow hedges have been entered into to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Under IAS 39, for all cash flow hedges, the amounts accumulated in AOCI were reclassified to earnings in the same period the underlying hedged transaction affected earnings. Under IFRS 9, when a hedged forecast transaction results in the recognition of a non-financial asset, the amounts accumulated in AOCI are reclassified to the carrying amount of the non-financial asset. The adoption of IFRS 9 did not have a material impact on the Company’s financial statements and therefore, an adjustment was not recognized on transition.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

On January 1, 2018, the Company adopted IFRIC 22, which clarifies the date that should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration.

The adoption of IFRIC 22 did not have a material impact on the Company’s financial statements and therefore an adjustment was not recognized on transition.

b)    Recent Accounting Pronouncements

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17 “Leases”, and is effective for annual periods beginning on or after January 1, 2019, and permits early adoption.

IFRS 16 requires a lessee to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2019), without restating the financial statements on a retrospective basis.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The Company has assessed the estimated impact of the initial application of IFRS 16 will have on the consolidated financial statements. The Company will recognize additional assets and lease liabilities on its balance sheet on the date of initial application of IFRS 16, and a corresponding increase in depreciation and interest expense in future periods. Cash flow from operating activities will also increase under IFRS 16, as lease payments for most leases will be recorded as cash flows from financing activities in the consolidated statements of cash flows.

The Company will elect not to recognize assets and lease liabilities for short-term leases, that have a lease term of 12 months or less, and leases of low-value assets. Lease payments associated with these leases will be recognized as an expense over the lease term. The Company will elect to apply the practical expedient to account for each lease component and any non-lease components as a single lease component.

Based on information currently available, the Company estimates that it will recognize additional lease liabilities of between $35 and $55 million as at January 1, 2019 for qualifying leases of buildings, land, vehicles and equipment. The nature of expenses related to those leases will change because the Company will recognize a depreciation charge for assets and interest expense on lease liabilities. Previously, the Company recognized an operating lease expense over the term of the lease.

5.             SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

i.              Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a)   Mineral Reserves and Mineral Resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)   Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)   Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.            Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)   Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)   Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c)   Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d)   Valuation of goodwill and long-lived assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. For property, plant and equipment and other long-lived assets, a reversal of previously recognized impairment losses is recognized in the consolidated statement of operations if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The assessment of fair values, including those of the CGUs for purposes of testing goodwill and long-lived assets, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis.

(e)   Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories.  These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads,

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

 in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f)    Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(g)   Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

(h)   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

6.             ACQUISITIONS

i.            Acquisition of La Coipa Phase 7 mining concessions

On February 2, 2018, MDO, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company completed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash, of which $35.0 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019, and transaction costs of $0.1 million. The acquisition was accounted for as an asset acquisition, and the purchase price of $65.1 million was allocated to development and operating properties within mineral interests in property, plant and equipment.

ii.            Acquisition of power plants in Brazil

On February 14, 2018, KBM, a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA (“Gerdau”) for $253.7 million (R$835.0 million). On July 31, 2018, the Company completed the transaction. The Company funded the transaction with cash. Transaction costs associated with the acquisition totaling $3.4 million were expensed and included within other operating expense.

The acquisition, which has been accounted for as a business combination as at July 31, 2018, is expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu.

The purchase price of $253.7 million has been allocated to property, plant and equipment on a preliminary basis based on initial estimates of fair value.

Final valuations of the identifiable net assets are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The allocation of the purchase price is preliminary and therefore subject to adjustment over the period to the completion of the valuation process and analysis of resulting tax effects.

The pro forma consolidated net loss of the Company for the year ended December 31, 2018 would have been $9.7 million had the acquisition of the power plants occurred at January 1, 2018. Certain adjustments have been reflected in the pro forma consolidated net loss to illustrate the effects of purchase accounting where the impact could be reasonably estimated. The adjustments are as follows:

a)    To adjust production cost of sales based on the Company’s usage of the acquired power plant assets as a source of power;

b)    To increase depreciation expense to reflect depreciation on the power plant assets acquired; and

c)     To record the tax effect of the above listed adjustments.

The pro forma consolidated net loss is not intended to be indicative of the result that would have actually occurred, or the result expected in future periods, had the events reflected herein occurred on the dates indicated. Any integration costs that have or may continue to be incurred have been excluded from the pro forma consolidated net loss, including transaction costs.

iii.           Acquisition of remaining 50% interest in Bald Mountain exploration joint venture

On completion of the acquisition of the Bald Mountain mine in January 2016, KG Mining (Bald Mountain) Inc. (“KGBM”), a subsidiary of the Company, entered into a 50/50 exploration joint venture with Barrick Gold Corporation (“Barrick”). On October 2, 2018, KGBM signed and completed a transaction with Barrick to acquire the remaining 50% interest in the exploration joint venture that it did not already own for consideration including $15.5 million in cash and a 1.25% net smelter royalty. Transaction costs associated with the acquisition were $0.1 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iv.           Disposition of Interest in Cerro Casale

On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc.  (“Goldcorp”) to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile.

On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which includes $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick Gold Corporation when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million).  Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture.

In connection with the sale, the Company recognized, in other income (expense), an impairment reversal of $97.0 million related to its investment in Cerro Casale, and a gain on disposition of $12.7 million.  See Note 7xi.

v.             Disposition of Interest in White Gold

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory.

On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million (CDN$10.0 million), 17.5 million common shares of White Gold Corp. representing 19.9% of the issued and outstanding shares of White Gold Corp., and deferred payments of $11.4 million (CDN$15.0 million), payable in three equal payments of $3.8 million (CDN$5.0 million) upon completion of specific milestones.  The Company recognized a loss on disposition of $1.7 million in other income (expense) in connection with the sale.  See Note 7xi.

The investment in White Gold Corp. was accounted for as an available-for-sale investment in 2017 as the Company determined it does not have significant influence over White Gold Corp.

vi.           Disposition of interest in DeLamar

On September 18, 2017, the Company entered into an agreement with Integra Resources Corp.  (“Integra”) to sell its 100% interest in the DeLamar reclamation property.

On November 3, 2017, the Company completed the sale for cash consideration and a non-interest bearing promissory note, payable 18 months after closing, totaling $5.6 million (CDN$7.2 million), common shares representing 9.9% of the issued and outstanding shares of Integra, and a 2.5% net smelter return royalty that will be reduced to 1% when royalty payments have accumulated to $7.8 million (CDN$10.0 million).  In connection with the sale, the Company recognized a gain on disposition of $44.2 million in other income (expense).  See Note 7xi.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

7.             CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.              Cash and cash equivalents:

	December 31,	December 31,
	2018	2017
Cash on hand and balances with banks	$207.9	$600.8
Short-term deposits	141.1	425.0
	$349.0	$1,025.8

Restricted cash:

	December 31,	December 31,
	2018	2017
Restricted cash (a)	$12.7	$12.1

(a)   Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

ii.            Accounts receivable and other assets:

	December 31,	December 31,
	2018	2017
Trade receivables	$3.6	$4.5
Prepaid expenses	21.3	19.8
VAT receivable	48.4	36.2
Deposits	8.5	11.1
Other	19.6	19.7
	$101.4	$91.3

iii.           Inventories:

	December 31,	December 31,
	2018	2017
Ore in stockpiles (a)	$299.9	$242.6
Ore on leach pads (b)	375.0	358.5
In-process	113.5	122.3
Finished metal	50.5	91.5
Materials and supplies	540.7	519.3
	1,379.6	1,334.2
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(327.6)	(239.9)
	$1,052.0	$1,094.3

(a)   Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 7vii.

(b)   Ore on leach pads relates to the Company’s Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2020, Bald Mountain in 2023, Round Mountain in 2025 and Fort Knox in 2027. Material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 7vii.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iv.                                  Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment	Development and operating properties (a)	Pre-development properties	Total
Cost
Balance at January 1, 2018	$8,374.7	$8,311.5	$15.5	$16,701.7
Additions	629.4	457.1	—	1,086.5
Acquisitions (b)	274.8	65.1	—	339.9
Capitalized interest	23.8	17.7	—	41.5
Disposals	(115.7)	(39.9)	(2.1)	(157.7)
Other	(2.8)	5.1	—	2.3
Balance at December 31, 2018	9,184.2	8,816.6	13.4	18,014.2

Accumulated depreciation, depletion, amortization
Balance at January 1, 2018	$(5,308.4)	$(6,506.1)	$—	$(11,814.5)
Depreciation, depletion and amortization	(508.5)	(317.0)	—	(825.5)
Disposals	106.5	39.9	—	146.4
Other	8.3	(9.8)	—	(1.5)
Balance at December 31, 2018	(5,702.1)	(6,793.0)	—	(12,495.1)

Net book value	$3,482.1	$2,023.6	$13.4	$5,519.1

Amount included above as at December 31, 2018:
Assets under construction	$495.0	$288.5	$—	$783.5
Assets not being depreciated (c)	$719.1	$584.3	$13.4	$1,316.8

(a)         At December 31, 2018, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.

(b)         During the year ended December 31, 2018, the Company completed the acquisitions of the remaining 50% interest in the La Coipa Phase 7 mining concessions that it did not already own, two hydroelectric power plants in Brazil and the remaining 50% interest in the Bald Mountain exploration joint venture. See Notes 6i, 6ii and 6iii.

(c)          Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment	Development and operating properties (a)	Pre-development properties	Total
Cost
Balance at January 1, 2017	$7,791.3	$7,970.2	$164.3	$15,925.8
Additions	626.9	298.5	—	925.4
Capitalized interest	13.8	11.3	—	25.1
Disposals	(44.5)	—	(133.2)	(177.7)
Other	(12.8)	31.5	(15.6)	3.1
Balance at December 31, 2017	8,374.7	8,311.5	15.5	16,701.7

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2017	$(5,076.4)	$(5,852.4)	$(79.4)	$(11,008.2)
Depreciation, depletion and amortization	(529.3)	(371.5)	—	(900.8)
Impairment, net of reversals (b)	260.9	(282.4)	—	(21.5)
Disposals	38.8	—	79.2	118.0
Other	(2.4)	0.2	0.2	(2.0)
Balance at December 31, 2017	(5,308.4)	(6,506.1)	—	(11,814.5)

Net book value	$3,066.3	$1,805.4	$15.5	$4,887.2

Amount included above as at December 31, 2017:
Assets under construction	$534.2	$116.4	$—	$650.6
Assets not being depreciated (c)	$723.3	$342.8	$15.5	$1,081.6

(a)         At December 31, 2017, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.

(b)         At December 31, 2017, an impairment charge was recorded at Paracatu and impairment reversals were recorded at Fort Knox and Tasiast, entirely related to property, plant and equipment. See Note 8.

(c)          Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Round Mountain, Bald Mountain, Fort Knox and Paracatu and had a weighted average borrowing rate of 5.62% and 5.54% during the years ended December 31, 2018 and 2017, respectively.

At December 31, 2018, $230.7 million of E&E assets were included in mineral interests (December 31, 2017 - $164.4 million). During the year ended December 31, 2018, the Company acquired $65.1 million of E&E assets, disposed of $2.0 million of E&E assets and transferred $nil of E&E assets to capitalized development (year ended December 31, 2017 - $nil, $54.1 million and $0.2 million, respectively). During the year ended December 31, 2018, the Company capitalized $3.1 million and expensed $11.5 million of E&E costs, respectively (year ended December 31, 2017 - $1.9 million and $6.7 million, respectively). Expensed E&E costs are included as operating cash flows in the consolidated statements of cash flows.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.                                      Goodwill:

As at December 31, 2018 and December 31, 2017, goodwill of $162.7 million is comprised of goodwill for Kupol of $158.8 million and for other operations of $3.9 million.

vi.                                  Long-term investments:

Unrealized gains and losses on equity investments classified as financial assets at FVOCI were as follows:

	December 31, 2018		December 31, 2017
	Fair value	Gains (losses) in AOCI (a)	Fair value	Gains (losses) in AOCI (a)
Investments in an unrealized gain position	$76.1	$5.1	$125.1	$26.6
Investments in an unrealized loss position	79.8	(80.3)	62.9	(19.7)
	$155.9	$(75.2)	$188.0	$6.9

(a)         See the consolidated statements of comprehensive income (loss) and Note 7ix. for details of net gains or losses recognized in OCI during the years ended December 31, 2018 and 2017.

vii.                              Other long-term assets:

	December 31,	December 31,
	2018	2017
Long-term portion of ore in stockpiles and ore on leach pads (a)	$327.6	$239.9
Deferred charges, net of amortization	9.7	8.9
Long-term receivables (b)	182.5	272.8
Advances for the purchase of capital equipment	3.0	6.4
Other	41.3	46.0
	$564.1	$574.0

(a)         Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next twelve months. As at December 31, 2018, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, Round Mountain, and Tasiast mines.

(b)         As at December 31, 2018, Long-term receivables includes an estimated benefit of $66.1 million (December 31, 2017 - $124.4 million) related to the enactment of U.S Tax Reform legislation in December 2017.  Of the original estimate of $124.4 million from 2017, $58.3 million has been reclassified to Current income tax recoverable.  See Note 17 for additional information regarding U.S. Tax Reform impacts.

viii.                          Accounts payable and accrued liabilities:

	December 31,	December 31,
	2018	2017
Trade payables	$89.1	$77.4
Accrued liabilities	260.6	274.2
Employee related accrued liabilities	116.2	131.0
	$465.9	$482.6

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

ix.           Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2016	$23.6	$15.5	$39.1
Other comprehensive loss before tax	(16.4)	(2.4)	(18.8)
Tax	(0.3)	1.1	0.8
Balance at December 31, 2017	$6.9	$14.2	$21.1
Adjustment on initial application of IFRS 9 (a)	(56.3)	—	(56.3)
Other comprehensive loss before tax	(26.1)	(77.7)	(103.8)
Tax	0.3	20.7	21.0
Losses on cash flow hedges transferred to cost of non-financial assets (b)	—	19.5	19.5
Balance at December 31, 2018	$(75.2)	$(23.3)	$(98.5)

(a)         See Note 4(a) for details of the Company’s initial application of IFRS 9.

(b)         Net of tax recovery of $10.0 million.

Consolidated Statements of Operations

x.             Other operating expense:

	Years ended December 31,
	2018	2017
Other operating expense	$137.0	$129.6
	$137.0	$129.6

Other operating expense of $137.0 million for the year ended December 31, 2018 includes $37.9 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for closed mining sites of $28.7 million.

Other operating expense of $129.6 million for the year ended December 31, 2017 includes the write-off of value-added tax (“VAT”) receivables and settlement of VAT disputes, costs related to the temporary curtailment of mining activities at Paracatu, costs related to the Fort Knox Gilmore Feasibility study, reclamation expenses related to properties where mining activities have ceased or are in reclamation, and care and maintenance and other costs.

xi.           Other income (expense) — net:

	Years ended December 31,
	2018	2017
Gain on disposition of associate and other interests - net (a)	$2.1	$55.2
(Loss) gain on disposition of other assets - net	(2.9)	1.9
Reversal of impairment charges (b)	—	97.0
Foreign exchange losses	(4.3)	(4.9)
Net non-hedge derivative (losses) gains	(1.2)	0.3
Other - net (c)	9.5	38.6
	$3.2	$188.1

(a)         During the year ended December 31, 2017, the Company recognized a gain on disposition of its interests in Cerro Casale and Quebrada Seca of $12.7 million, a loss on disposition of its interest in White Gold of $1.7 million, and a gain on disposition of its interest in DeLamar of $44.2 million. See Note 6.

(b)         During the year ended December 31, 2017, the Company recognized a reversal of impairment charges related to the sale of its interest in Cerro Casale. See Note 6iv.

(c)          During the year ended December 31, 2017, the Company recognized $17.5 million of insurance recoveries, and $9.9 million related to a settlement of a royalty agreement.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

xii.          Finance expense:

	Years ended December 31,
	2018	2017
Accretion on reclamation and remediation obligations	$(29.1)	$(31.3)
Interest expense, including accretion on debt (a)	(72.1)	(86.5)
	$(101.2)	$(117.8)

(a)         During the years ended December 31, 2018 and 2017, $41.5 million and $25.1 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2018 was $96.1 million (year ended December 31, 2017 - $80.9 million).

xiii.         Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2018	2017
Salaries, short-term incentives, and other benefits	$668.6	$678.5
Share-based payments	21.3	25.9
Other	9.6	11.2
	$699.5	$715.6

8.             IMPAIRMENT, NET OF REVERSALS

	Years ended December 31,
	2018	2017
Property, plant and equipment (i)	$—	$21.5
	$—	$21.5

Property, plant and equipment

At December 31, 2017, upon completion of the annual assessment of the carrying values of its CGUs, the Company recorded a net impairment charge of $21.5 million. The impairment charge was entirely related to property, plant and equipment and included an impairment charge of $253.0 million at Paracatu, partially offset by impairment reversals at Tasiast and Fort Knox of $142.9 million and $88.6 million, respectively. The impairment reversals at Tasiast and Fort Knox were mainly due to an increase in the Company’s short-term and long-term gold price estimates, as well as Tasiast Phase Two and additions to Fort Knox’s mineral reserve estimates. For Tasiast, the reversal represented a partial reversal of the total impairment charges previously recorded. For Fort Knox, the reversal represented a full reversal of the remaining impairment charge recorded in 2015. The impairment charge at Paracatu was mainly a result of changes in the fiscal regime in Brazil that were considered in the cash flow analysis used to assess its recoverable amount. The tax impact on the impairment reversal at Paracatu was a recovery of $86.0 million. The tax impact on the impairment reversal at Fort Knox was an expense of $2.4 million. There was no tax impact on the impairment reversal at Tasiast. The net tax recovery of $83.6 million was recorded within income tax expense. After giving effect to the impairment charge and impairment reversals, the carrying values of Paracatu, Tasiast, and Fort Knox were $1,275.6 million, $1,417.5 million, and $420.2 million, respectively, as at December 31, 2017.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Key assumptions and sensitivity

The significant estimates and assumptions used in the Company’s annual impairment assessments are disclosed in Note 3 and Note 5 to the financial statements. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

9.             INVESTMENTS IN JOINT VENTURES AND ASSOCIATE

The investments in joint ventures and associate are accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2018	2017
Puren	18.3	18.2
Bald Mountain Exploration Joint Venture (a)	—	5.5
	$18.3	$23.7

(a)         On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture it did not already own. See Note 6iii.

There are no publicly quoted market prices for Puren.

The equity in losses of joint ventures and associate is as follows:

	Years ended December 31,
	2018	2017
Puren (a)	0.1	(0.1)
Bald Mountain Exploration Joint Venture (a), (b)	(0.4)	(0.7)
Cerro Casale (a), (c)	—	(0.5)
	$(0.3)	$(1.3)

(a)         Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).

(b)         On October 2, 2018, the Company acquired the remaining 50% interest in the exploration joint venture it did not already own. See Note 6iii.

(c)          On June 9, 2017, the Company completed the sale of its interest in Cerro Casale project in Chile to Goldcorp. See Note 6iv.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

10.          FAIR VALUE MEASUREMENT

(a)           Recurring fair value measurement:

Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2018 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$155.9	$—	$—	$155.9
Derivative contracts:
Foreign currency forward and collar contracts	—	(21.8)	—	(21.8)
Energy swap contracts	—	(8.6)	—	(8.6)
Total return swap contracts	—	3.2	—	3.2
	$155.9	$(27.2)	$—	$128.7

During the year ended December 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The following table summarizes information about derivative contracts outstanding at December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts (a) (i)	$(21.8)	$(15.8)	$6.1	$4.4

Commodity contracts
Energy swap contracts (b) (ii)	(8.6)	(7.5)	12.9	9.8

Other contracts
Total return swap contracts (iii)	3.2	—	0.6	—

Total all contracts	$(27.2)	$(23.3)	$19.6	$14.2

Unrealized fair value of derivative assets
Current	$3.8		$17.0
Non-current	0.8		3.9
	$4.6		$20.9
Unrealized fair value of derivative liabilities
Current	$(22.2)		$(1.1)
Non-current	(9.6)		(0.2)
	$(31.8)		$(1.3)
Total net fair value	$(27.2)		$19.6

(a)         Of the total amount recorded in AOCI at December 31, 2018, $(13.3) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)         Of the total amount recorded in AOCI at December 31, 2018, $(2.9) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

(i)            Foreign currency forward and collar contracts

The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2018, maturing in 2019, 2020 and 2021:

Foreign currency	2019	2020	2021
Brazilian real forward buy contracts (in millions of U.S. dollars)	$36.0	$—	$—
Average price (Brazilian reais)	3.66	—	—
Brazilian real zero cost collar contracts (in millions of U.S. dollars)	$134.4	$95.6	$12.4
Average put strike (Brazilian reais)	3.45	3.73	4.10
Average call strike (Brazilian reais)	3.75	4.18	5.10
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$58.5	$14.4	$—
Average rate (Canadian dollars)	1.28	1.31	—
Russian rouble zero cost collar contracts (in millions of U.S. dollars)	$54.0	$13.5	$—
Average put strike (Russian roubles)	58.9	65.0	—
Average call strike (Russian roubles)	69.6	78.4	—

The following new derivative contracts were entered into during the year ended December 31, 2018:

•                  $71.7 million Canadian dollar forward buy contracts at an average rate of 1.29 maturing from 2018 to 2020;

•                  $288.9 million Brazilian real forward buy contracts at an average rate of 3.35 maturing in 2018 and 2019;

•                  $212.4 million Brazilian real zero cost collar contracts with an average put strike of 3.59 and an average call strike of 4.05 maturing from 2018 to 2021;

•                  $27.0 million Russian rouble forward buy contracts with an average rate of 61.2 matured in 2018; and

•                  $67.5 million Russian rouble zero cost collar contracts with an average put strike of 60.2 and an average call strike of 71.4 maturing from 2019 to 2020; and

At December 31, 2018, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

•                  Brazilian real forward buy contracts — unrealized loss of $1.7 million (December 31, 2017 - $0.7 million loss);

•                  Brazilian real zero cost collar contracts — unrealized loss of $7.5 million (December 31, 2017 - $1.8 million gain);

•                  Canadian dollar forward buy contracts — unrealized loss of $3.5 million (December 31, 2017 - $2.6 million gain); and

•                  Russian rouble zero cost collar contracts — unrealized loss of $3.3 million (December 31, 2017 - $0.7 million gain).

(ii)           Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2018, maturing in 2019, 2020 and 2021:

Energy	2019	2020	2021
WTI oil swap contracts (barrels)	864,451	590,400	174,000
Average price (U.S. dollars)	$51.73	$56.21	$58.84

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

During 2018, the following new commodity derivative contracts were entered into:

•                  944,400 barrels of WTI oil swap contracts at an average rate of $56.95 per barrel maturing from 2019 to 2021.

At December 31, 2018, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

•                  WTI oil swap contracts — unrealized loss of $7.5 million (December 31, 2017 - $9.8 million gain).

(iii)         Total return swap contracts

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2018, 5,695,000 TRS units were outstanding.

At December 31, 2018, 89.5% of the combined DSU and RSU exposures were economically hedged (December 31, 2017 -  94.8%). Hedge accounting is not applied under the DSU/RSU hedging program.

(b)           Fair value measurements related to non-financial assets:

Property, plant and equipment was written down to its recoverable amount at Paracatu during the year ended December 31, 2017. In addition, the Company recognized a reversal of impairment charges during the year ended December 31, 2017 related to the property, plant and equipment at Tasiast and Fort Knox due to changes in the estimates used to determine the recoverable amount of the Tasiast and Fort Knox CGUs since their last impairment losses were recognized. Certain assumptions used in the calculation of the recoverable amount were categorized as Level 3 in the fair value hierarchy.

(c)           Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

11.                                     CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.              Capital management

The Company’s objectives when managing capital are to:

•                Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•                Ensure the Company has the capital and capacity to support a long-term growth strategy;

•                Provide investors with a superior rate of return on their invested capital;

•                Ensure compliance with all bank covenant ratios; and

•                Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31,	December 31,
	2018	2017
Long-term debt	$1,735.0	$1,732.6
Current portion of long-term debt	—	—
Total debt	1,735.0	1,732.6
Common shareholders’ equity	4,506.7	4,583.6
Total debt / total debt and common shareholders’ equity ratio	27.8%	27.4%
Company target	0 – 30%	0 – 30%

ii.            Gold and silver price risk management

No derivatives to hedge metal sales were outstanding in 2018 and 2017.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.                                 Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles and Mauritanian ouguiya. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Brazilian reais, and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2018, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, and other.

		10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Foreign currency net working capital	Effect on earnings before taxes, gain (loss) (a)	Effect on earnings before taxes, gain (loss) (a)
Canadian dollars	(13.9)	1.3	(1.5)
Brazilian reais	(41.8)	3.8	(4.6)
Chilean pesos	(32.1)	2.9	(3.6)
Russian roubles	22.2	(2.0)	2.5
Mauritanian ouguiya	(27.6)	2.5	(3.1)
Other (b)	(2.0)	0.2	(0.2)

(a)              As described in Note 3(ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)              Includes Euros, Ghanaian cedi, British pounds, Australian dollars and South African rand.

At December 31, 2018, with other variables unchanged, the following represents the effect of the Company’s foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real and Russian rouble.

	10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Effect on OCI before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)
Canadian dollars	$(6.1)	$7.6
Brazilian reais	$(18.9)	$21.8
Russian roubles	$(4.0)	$3.5

(a)              Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iv.                                  Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2018, with other variables unchanged, the following represents the effect of the Company’s energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

	10% increase in price	10% decrease in price
	Effect on OCI before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)
WTI oil	$7.5	$(7.5)

(a)              Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which will be to earnings.

v.                                      Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2018 - $349.0 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2018 are as follows:

		2019	2020, 2021	2022, 2023	2024+
	Total	Within 1 year (b)	2 to 3 years	4 to 5 years	More than 5 years
Long-term debt (a)	$2,588.4	$95.1	$690.1	$138.9	$1,664.3

(a)              Includes long-term debt, interest and the full face value of the senior notes.

(b)              Represents interest on long-term debt, due within the next 12 months.

vi.                                  Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2018, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

12.                                     LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2018				December 31, 2017
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Senior notes	(ii)	4.50%-6.875%	$1,746.3	$(11.3)	$1,735.0	$1,668.8	$1,732.6	$1,848.4
Long-term debt			$1,746.3	$(11.3)	$1,735.0	$1,668.8	$1,732.6	$1,848.4

(a)              Includes transaction costs on debt financings.

(b)              The fair value of debt is primarily determined using quoted market determined variables. See Note 10(c).

Scheduled debt repayments

	2019	2020	2021	2022	2023	2024 and thereafter	Total
Senior notes	$—	$—	$500.0	$—	$—	$1,250.0	$1,750.0
Total debt payable	$—	$—	$500.0	$—	$—	$1,250.0	$1,750.0

(i)                                    Corporate revolving credit and term loan facilities

As at December 31, 2018, the Company had utilized $19.7 million (December 31, 2017 - $21.0 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. In 2018, the Company drew and repaid in full $80.0 million on the revolving credit facility. Subsequent to December 31, 2018, the Company drew $60.0 million on the revolving credit facility.

On July 23, 2018, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2022 to August 10, 2023.

On July 12, 2017, the Company fully repaid the outstanding term loan balance with proceeds from a $500.0 million offering of debt securities completed on July 6, 2017.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2018, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2018.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

(ii)                                Senior notes

As at December 31, 2018 and 2017, the Company’s $1,750.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

On July 6, 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. The Company received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company’s existing senior notes.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021, 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)                            Other

The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% of the drawn amount. As at December 31, 2018, $227.4 million (December 31, 2017 - $215.2 million) was utilized under this facility.

In addition, at December 31, 2018, the Company had $161.5 million (December 31, 2017 - $230.2 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with international banks.

As at December 31, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.70% of the drawn amount.

(iv)                             Changes in liabilities arising from financing activities

		Year ended December 31, 2018
		Changes from financing cash flows				Other changes
	Balance as at January 1, 2018	Debt issued	Debt repayments	Interest paid	Other	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non- cash changes	Balance as at December 31, 2018
Long-term debt	$1,732.6	$80.0	$(80.0)	$—	$—	$—	$—	$—	$—	$2.4	$1,735.0
Accrued interest payable (a)	33.8	—	—	(57.9)	—	72.1	41.5	(38.2)	(9.9)	(8.1)	33.3
	$1,766.4	$80.0	$(80.0)	$(57.9)	$—	$72.1	$41.5	$(38.2)	$(9.9)	$(5.7)	$1,768.3

(a)                   Included in Accounts payable and accrued liabilities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

		Year ended December 31, 2017
		Changes from financing cash flows				Other changes
	Balance as at January 1, 2017	Debt issued	Debt repayments	Interest paid	Other	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non- cash changes	Balance as at December 31, 2017
Long-term debt	$1,733.2	$494.7	$(500.0)	$—	$—	$—	$—	$—	$—	$4.7	$1,732.6
Accrued interest payable (a)	23.4	—	—	(62.9)	—	86.5	25.1	(18.0)	(12.0)	(8.3)	33.8
	$1,756.6	$494.7	$(500.0)	$(62.9)	$—	$86.5	$25.1	$(18.0)	$(12.0)	$(3.6)	$1,766.4

(a)                   Included in Accounts payable and accrued liabilities.

13.                                                             PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2018	$861.4	$35.6	$897.0
Additions	53.7	12.2	65.9
Reductions	(24.0)	(12.9)	(36.9)
Reclamation spending	(58.1)	—	(58.1)
Accretion	29.1	—	29.1
Reclamation recovery	(8.0)	—	(8.0)
Balance at December 31, 2018	$854.1	$34.9	$889.0

Current portion	63.6	9.0	72.6
Non-current portion	790.5	25.9	816.4
	$854.1	$34.9	$889.0

(i)                                    Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2018 is an $8.0 million recovery (year ended December 31, 2017 - $11.4 million expense) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2019 and 2044. The discount rates used in estimating the site restoration cost obligation were between 2.5% and 12.3% for the year ended December 31, 2018 (year ended December 31, 2017 - 1.8% and 11.6%), and the inflation rate used was between 2.1% and 5.1% for the year ended December 31, 2018 (year ended December 31, 2017 - 1.8% and 5.0%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2018, letters of credit totaling $366.7 million (December 31, 2017 - $411.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2018, $264.4 million (December 31, 2017 - $254.7 million) of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

14.                                     COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2018 and 2017 is as follows:

	Year ended December 31, 2018		Year ended December 31, 2017
	Number of shares	Amount	Number of shares	Amount
	(000’s)		(000’s)
Common shares
Balance at January 1,	1,247,004	$14,902.5	1,245,050	$14,894.2
Issued under share option and restricted share plans	3,225	10.9	1,954	8.3
Balance at end of period	1,250,229	$14,913.4	1,247,004	$14,902.5

Total common share capital		$14,913.4		$14,902.5

15.                                     SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2018 and 2017 was as follows:

	Years ended December 31,
	2018	2017
Share option plan expense (i)	$2.7	$2.4
Restricted share unit plan expense, including restricted performance shares (ii)	18.6	23.4
Deferred share units expense (iii)	1.1	1.2
Employer portion of employee share purchase plan (iv)	2.1	2.0
Total share-based compensation expense	$24.5	$29.0

(i)                              Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2018 expire at various dates to 2025. The number of common shares available for the granting of options as at December 31, 2018 was 12.1 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2018 and 2017:

	2018		2017
	Number of options (000’s)	Weighted average exercise price (CDN$/option)	Number of options (000’s)	Weighted average exercise price (CDN$/option)
Balance at January 1	12,173	6.52	12,429	$6.95
Granted	1,950	4.95	1,669	5.06
Exercised	(301)	3.65	(265)	4.09
Forfeited	(238)	4.87	(1,567)	8.74
Expired	(1,240)	12.58	(93)	7.38
Outstanding at end of period	12,344	$5.77	12,173	$6.52
Exercisable at end of period	8,861	$6.13	8,539	$7.41

For the year ended December 31, 2018, the weighted average share price at the date of exercise was CDN$4.87.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2018:

		Options outstanding			Options exercisable
		Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Exercise price range in CDN$:		(000’s)	(CDN$)	(years)	(000’s)	(CDN$)	(years)
$2.96	$4.56	3,764	$3.89	3.18	3,265	$3.85	3.05
4.57	5.19	3,512	5.00	5.58	529	5.10	5.02
5.20	7.97	2,019	5.80	2.05	2,019	5.80	2.05
7.98	10.99	3,049	8.96	0.73	3,048	8.96	0.73
		12,344	$5.77	3.07	8,861	$6.13	2.14

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2018 and 2017:

	2018	2017
Weighted average share price (CDN$)	$4.95	$5.06
Expected dividend yield	0.0%	0.0%
Expected volatility	47.5%	49.3%
Risk-free interest rate	2.1%	1.1%
Expected option life (in years)	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$2.05	$2.09

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

(ii)                                Restricted Share Unit Plan

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. The current maximum number of common shares issuable under this plan is 10.1 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a)              Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs and related changes during the years ended at December 31, 2018 and 2017:

	2018		2017
	Number of units (000’s)	Weighted average fair value (CDN$/unit)	Number of units (000’s)	Weighted average fair value (CDN$/unit)
Balance at January 1	8,277	$4.63	9,219	$4.01
Granted	4,258	4.85	5,128	5.07
Redeemed	(4,247)	4.37	(4,847)	4.01
Forfeited	(662)	4.86	(1,223)	4.24
Outstanding at end of period	7,626	$4.88	8,277	$4.63

As at December 31, 2018, the Company had recognized a liability of $8.7 million (December 31, 2017 - $11.3 million) in respect of its cash-settled RSUs.

(b)              Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs and related changes during the years ended at December 31, 2018 and 2017:

	2018		2017
	Number of units (000’s)	Weighted average fair value (CDN$/unit)	Number of units (000’s)	Weighted average fair value (CDN$/unit)
Balance at January 1	4,886	$4.52	4,993	$4.51
Granted	2,807	4.77	1,209	5.32
Redeemed	(2,523)	3.56	(889)	5.39
Forfeited	(180)	4.75	(427)	4.81
Outstanding at end of period	4,990	$5.14	4,886	$4.52

(iii)                            Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2018 and 2017 are as follows:

	Years ended December 31,
	2018	2017
DSUs granted (000’s)	312	297
Weighted average grant-date fair value (CDN$/ unit)	$4.39	$5.15

There were 1,701,799 DSUs outstanding, for which the Company had recognized a liability of $5.5 million, as at December 31, 2018 (December 31, 2017 - $7.0 million).

(iv)                             Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees’ contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2018 was $2.1 million (year ended December 31, 2017 - $2.0 million).

16.                                     EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the year ended December 31, 2018 was $(23.6) million (year ended December 31, 2017 - $445.4 million).

Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2018	2017
Basic weighted average shares outstanding:	1,249,495	1,246,619
Weighted average shares dilution adjustments:
Stock options	—	1,606
Restricted shares	—	3,905
Restricted performance shares	—	4,915
Diluted weighted average shares outstanding	1,249,495	1,257,045

Weighted average shares dilution adjustments - exclusions: (a)
Stock options (b)	8,819	7,199
Restricted shares	2,777	—
Restricted performance shares	4,708	—

(a)              These adjustments were excluded, as they are anti-dilutive.

(b)              Anti-dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2018 and 2017, the average share price used was $3.44 and $4.00, respectively.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

17.                                     INCOME TAX EXPENSE (RECOVERY)

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2018	2017
Current tax expense (recovery)
Current period	$137.8	$63.2
Adjustment for prior periods	(7.9)	(10.0)

Deferred tax expense (recovery)
Origination and reversal of temporary differences	55.8	(83.0)
Impact of changes in tax rate	(0.1)	(0.1)
Change in unrecognized deductible temporary differences	(35.6)	7.5
Recognition of previously unrecognized tax losses	(11.2)	(0.8)
Total tax expense (recovery)	$138.8	$(23.2)

In 2017 the Company recognized a net income tax benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation passed on December 22, 2017. The 2017 net benefit included a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax (“AMT”) credit, which was partially offset by the write-down of the net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018.

Further guidance on the implementation and application of the U.S. Tax Reform legislation was released during 2018. The IRS released guidance that the AMT refunds would no longer be subject to sequestration for taxation years commencing after December 31, 2017. The Company recognized an additional $8.7 million income tax benefit in 2018 as a result.

Further guidance on the implementation and application of the U.S. Tax Reform legislation will be forthcoming in regulations to be issued by the Department of the Treasury, legislation or guidance for the states in which the Company operates, and directions from the Office of Management and Budget. Such legislation, regulations, directions, and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2018	2017
Combined statutory income tax rate	26.5%	26.5%

Increase (decrease) resulting from:
Mining taxes	8.0%	5.0%
Percentage of depletion	(3.4)%	0.0%
Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense	42.1%	(19.1)%
Change in unrecognized deferred tax assets	59.2%	30.4%
Under (over) provided in prior periods	(34.4)%	(8.9)%
Income not subject to tax	(17.1)%	(3.0)%
Effect of non-deductible impairment/(reversals)	0.2%	(17.6)%
Enacted rate change	0.0%	0.1%
Accounting expenses disallowed for tax	17.8%	9.8%
Taxes on repatriation of foreign earnings	12.4%	3.8%
AMT credit receivable due to US Tax Reform	(7.8)%	(29.7)%
Other	19.1%	(2.8)%
Effective tax rate	122.6%	(5.5)%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

i.                                         Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31, 2018	December 31, 2017
Deferred tax assets
Accrued expenses and other	$39.5	$28.3
Property, plant and equipment	25.5	43.3
Reclamation and remediation obligations	69.5	50.2
Inventory capitalization	4.3	3.4
Non-capital loss	19.3	6.2
	158.1	131.4
Deferred tax liabilities
Accrued expenses and other	2.4	4.9
Property, plant and equipment	340.2	316.8
Inventory capitalization	35.7	32.0
Deferred tax liabilities - net	$220.2	$222.3

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2018	December 31, 2017
Balance at the beginning of the period	$222.3	$296.2
Recognized in profit/loss	8.9	(76.4)
Recognized in OCI	(11.1)	(0.8)
Other	0.1	3.3
Balance at the end of the period	$220.2	$222.3

ii.                                     Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2018 is $6.7 billion (December 31, 2017 - $6.5 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2018	December 31, 2017
Deductible temporary differences	$746.4	$777.0
Tax losses	551.2	505.4

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.                                 Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$801.0	2019 - 2038
United States(a)	Net operating losses	66.1	2019 - 2037
Chile	Net operating losses	206.4	No expiry
Brazil	Net operating losses	35.7	No expiry
Barbados	Net operating losses	927.8	2019 - 2025
Mauritania	Net operating losses	70.8	2019 - 2023
Other	Net operating losses	60.4	Various

(a)         Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

18.                               SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017) and non-mining and other operations. These have been aggregated into one reportable segment as they do not generate revenues.

Finance income, finance expense, other income (expense), and equity in earnings (losses) of associate and joint ventures are managed on a consolidated basis and are not allocated to operating segments.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

i.              Operating segments

The following tables set forth operating results by reportable segment for the following years:

	Operating segments								Non-operating segments (a)
Year ended December 31, 2018:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b), (c)	Total
Revenue
Metal sales	$325.5	483.9	403.9	663.1	113.6	627.7	307.8	286.0	1.1	$3,212.6
Cost of sales
Production cost of sales	214.4	277.6	174.1	430.5	65.7	288.2	237.3	172.7	—	1,860.5
Depreciation, depletion and amortization	109.7	51.0	99.7	148.9	4.0	133.5	95.5	123.8	6.3	772.4
Total cost of sales	324.1	328.6	273.8	579.4	69.7	421.7	332.8	296.5	6.3	2,632.9
Gross profit (loss)	$1.4	155.3	130.1	83.7	43.9	206.0	(25.0)	(10.5)	(5.2)	$579.7
Other operating expense	38.2	—	7.9	13.8	(1.3)	(0.4)	52.4	(10.3)	36.7	137.0
Exploration and business development	4.7	1.2	11.5	—	0.1	19.2	8.5	6.0	58.0	109.2
General and administrative	—	—	—	—	—	—	—	—	133.0	133.0
Operating earnings (loss)	$(41.5)	154.1	110.7	69.9	45.1	187.2	(85.9)	(6.2)	(232.9)	$200.5
Other income (expense) - net										3.2
Equity in losses of joint ventures										(0.3)
Finance income										11.0
Finance expense										(101.2)
Earnings before tax										$113.2

	Operating segments								Non-operating segments (a)
Year ended December 31, 2017:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b), (c)	Total
Revenue
Metal sales	$481.1	552.2	331.5	447.0	52.0	726.9	298.4	317.6	96.3	$3,303.0
Cost of sales
Production cost of sales	239.9	302.5	168.9	310.2	19.9	300.9	178.2	200.1	36.8	1,757.4
Depreciation, depletion and amortization	86.6	107.4	83.5	127.0	4.6	184.2	78.6	138.6	8.9	819.4
Impairment, net of reversals	(88.6)	—	—	253.0	—	—	(142.9)	—	—	21.5
Total cost of sales	237.9	409.9	252.4	690.2	24.5	485.1	113.9	338.7	45.7	2,598.3
Gross profit (loss)	$243.2	142.3	79.1	(243.2)	27.5	241.8	184.5	(21.1)	50.6	$704.7
Other operating expense	9.5	—	1.1	20.1	6.1	(0.3)	60.0	(1.8)	34.9	129.6
Exploration and business development	9.0	2.6	9.5	—	0.1	17.1	5.7	8.2	53.8	106.0
General and administrative	—	—	—	—	—	—	—	—	132.6	132.6
Operating earnings (loss)	$224.7	139.7	68.5	(263.3)	21.3	225.0	118.8	(27.5)	(170.7)	$336.5
Other income (expense) - net										188.1
Equity in losses of joint ventures and associate										(1.3)
Finance income										13.5
Finance expense										(117.8)
Earnings before tax										$419.0

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b), (c)	Total
Property, plant and equipment at:
December 31, 2018	$363.3	433.9	513.5	1,585.8	39.5	418.4	1,591.6	232.2	340.9	$5,519.1

Total assets at:
December 31, 2018	$590.1	583.9	686.1	1,832.8	126.6	1,054.9	1,940.6	334.0	914.8	$8,063.8

Capital expenditures for year ended December 31, 2018 (d)	$95.1	196.5	161.1	96.0	—	63.6	454.7	25.5	5.8	$1,098.3

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano		Corporate and other (b), (c)	Total
Property, plant and equipment at:
December 31, 2017	$354.1	286.2	422.2	1,383.1	39.5	474.7	1,296.0	332.6		298.8	$4,887.2

Total assets at:
December 31, 2017	$559.1	460.2	612.2	1,646.5	171.3	1,164.5	1,580.3	516.4		1,446.7	$8,157.2

Capital expenditures for year ended December 31, 2017 (d)	$110.2	97.1	90.4	121.6	1.4	54.1	434.5	46.0	#	5.0	$960.3

(a)         Non-operating segments include development properties.

(b)         Corporate and other includes corporate, Cerro Casale until its disposal on June 9, 2017, shutdown and other non-operating assets (including Kettle River - Buckhorn, La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017).

(c)          In 2017, the Kettle River - Buckhorn mine came to the end of its life and mining activities were completed. The Kettle River - Buckhorn segment has been reclassified to Corporate and other for 2018, as well as the 2017 comparative figures, for segment reporting purposes. Accordingly, Corporate and other includes metal sales and operating earnings (loss) of Kettle River - Buckhorn of $1.1 million and $(8.4) million, respectively (2017 - $96.3 million and $43.4 million, respectively).

(d)         Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

ii.                                     Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2018	2017	2018	2017
Geographic information (a)
United States	$1,214.4	$1,461.1	$1,315.6	$1,067.4
Russian Federation	627.7	726.9	423.9	482.3
Brazil	663.1	447.0	1,585.5	1,383.1
Chile	113.6	52.0	358.2	308.8
Mauritania	307.8	298.4	1,594.8	1,302.1
Ghana	286.0	317.6	241.1	343.5
Canada	—	—	—	—
Total	$3,212.6	$3,303.0	$5,519.1	$4,887.2

(a)         Geographic location is determined based on location of the mining assets.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.                                 Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

Year ended December 31, 2018:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other	Total
Customer
1	$38.4	96.2	70.4	46.2	18.1	—	119.4	116.4	—	505.1
2	—	—	—	—	—	376.3	—	—	—	376.3
3	56.1	38.8	19.8	75.3	38.7	—	75.5	56.6	—	360.8
4	17.5	5.6	3.6	186.4	5.5	—	62.0	71.3	—	351.9
										$1,594.1
% of total metal sales										49.6%

Year ended December 31, 2017:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other	Total
Customer
1	$—	—	—	—	—	694.5	—	—	—	694.5
2	54.4	60.2	64.8	48.8	6.8	16.4	146.9	116.3	16.9	531.5
3	6.4	19.0	16.4	157.9	11.6	—	31.7	99.1	—	342.1
										$1,568.1
% of total metal sales										47.5%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

19.                               COMMITMENTS AND CONTINGENCIES

i.                                         Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $11.4 million, $9.1 million, $8.5 million, $5.0 million and $5.0 million for each year from 2019 to 2023, respectively, and $31.3 million thereafter.

Purchase commitments

At December 31, 2018, the Company had future commitments of approximately $101.9 million (December 31, 2017 - $192.7 million) for capital expenditures.

ii.            Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, the Chile environmental enforcement authority (“the SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland.  Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds.  On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above).  Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval.  CMM has appealed the Valle Ancho ruling to the Supreme Court.  The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells.  The Supreme Court has the discretion to decide whether it will hear any of the appeals.  Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement.  CMM expects to continue pursuing settlement discussions notwithstanding the Environmental Tribunal’s rulings.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp. The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and has addressed both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and has kept them informed of its response activities. Various agencies have reviewed, or are reviewing the situation and have requested information from CMM. The SMA has concluded that CMM took appropriate actions to address environmental harm and health risks. Further, the SEC (Superintendencia de Electridad y Combustibles), the agency that regulates fuel facilities and electrical power, has concluded an administrative action against CMM for regulatory non-compliances at the facility resulting in a fine equivalent to approximately $35 thousand. Other legal actions relating to the release could result in the imposition of fines or other sanctions against CMM or its employees.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation,

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). Failure to comply with the Order may subject SGC to penalties and damages, and SGC is undertaking to comply. In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a Complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The Complaint seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico, and it is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

20.                               RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2018 and 2017 other than compensation of key management personnel.

The Company received no dividends from Puren during the years ended December 31, 2018 and 2017.

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2018	2017
Cash compensation - Salaries, short-term incentives, and other benefits	$8.6	$9.1
Long-term incentives, including share-based payments	9.3	8.7
Total compensation paid to key management personnel	$17.9	$17.8

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

21.                               CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2018 and 2017 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the years ended December 31, 2018 and 2017. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$29.7	$103.8	$—	$133.5	$215.5	$—	$349.0
Restricted cash	—	6.2	—	6.2	6.5	—	12.7
Accounts receivable and other assets	9.7	30.4	—	40.1	61.3	—	101.4
Intercompany receivables	558.9	1,098.0	(275.8)	1,381.1	4,283.2	(5,664.3)	—
Current income tax recoverable	—	2.3	—	2.3	76.7	—	79.0
Inventories	2.6	478.3	—	480.9	571.1	—	1,052.0
Unrealized fair value of derivative assets	3.3	0.5	—	3.8	—	—	3.8
	604.2	1,719.5	(275.8)	2,047.9	5,214.3	(5,664.3)	$1,597.9
Non-current assets
Property, plant and equipment	31.5	2,931.4	—	2,962.9	2,556.2	—	5,519.1
Goodwill	—	158.8	—	158.8	3.9	—	162.7
Long-term investments	145.9	—	—	145.9	10.0	—	155.9
Investments in joint ventures and associate	—	—	—	—	18.3	—	18.3
Intercompany investments	3,557.8	3,983.5	(6,213.0)	1,328.3	15,167.0	(16,495.3)	—
Unrealized fair value of derivative assets	—	0.8	—	0.8	—	—	0.8
Other long-term assets	11.7	187.3	—	199.0	365.1	—	564.1
Long-term intercompany receivables	3,215.3	2,421.7	(1,981.0)	3,656.0	3,576.0	(7,232.0)	—
Deferred tax assets	—	—	—	—	45.0	—	45.0
Total assets	$7,566.4	$11,403.0	$(8,469.8)	$10,499.6	$26,955.8	$(29,391.6)	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.5	$207.9	$—	$282.4	$183.5	$—	$465.9
Intercompany payables	131.0	687.3	(275.8)	542.5	5,121.8	(5,664.3)	—
Current income tax payable	—	14.1	—	14.1	7.6	—	21.7
Current portion of provisions	—	23.6	—	23.6	49.0	—	72.6
Current portion of unrealized fair value of derivative liabilities	7.1	12.3	—	19.4	2.8	—	22.2
Deferred payment obligation	—	—	—	—	30.0	—	30.0
	212.6	945.2	(275.8)	882.0	5,394.7	(5,664.3)	612.4
Non-current liabilities
Long-term debt	1,735.0	—	—	1,735.0	—	—	1,735.0
Provisions	10.9	403.0	—	413.9	402.5	—	816.4
Unrealized fair value of derivative liabilities	3.9	3.6	—	7.5	2.1	—	9.6
Other long-term liabilities	—	54.7	—	54.7	43.2	—	97.9
Long-term intercompany payables	1,097.3	3,589.4	(1,981.0)	2,705.7	4,526.3	(7,232.0)	—
Deferred tax liabilities	—	194.1	—	194.1	71.1	—	265.2
Total liabilities	3,059.7	5,190.0	(2,256.8)	5,992.9	10,439.9	(12,896.3)	3,536.5

Equity
Common shareholders’ equity
Common share capital	$14,913.4	$1,795.3	$(1,795.3)	$14,913.4	$19,217.6	$(19,217.6)	$14,913.4
Contributed surplus	239.8	3,442.6	(3,442.6)	239.8	6,415.6	(6,415.6)	239.8
Accumulated deficit	(10,548.0)	1,001.6	(1,001.6)	(10,548.0)	(9,078.2)	9,078.2	(10,548.0)
Accumulated other comprehensive income (loss)	(98.5)	(26.5)	26.5	(98.5)	(59.7)	59.7	(98.5)
Total common shareholders’ equity	4,506.7	6,213.0	(6,213.0)	4,506.7	16,495.3	(16,495.3)	4,506.7
Non-controlling interest	—	—	—	—	20.6	—	20.6
Total equity	4,506.7	6,213.0	(6,213.0)	4,506.7	16,515.9	(16,495.3)	4,527.3

Total liabilities and equity	$7,566.4	$11,403.0	$(8,469.8)	$10,499.6	$26,955.8	$(29,391.6)	$8,063.8

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$267.6	$122.7	$—	$390.3	$635.5	$—	$1,025.8
Restricted cash	—	5.6	—	5.6	6.5	—	12.1
Accounts receivable and other assets	10.4	26.6	—	37.0	54.3	—	91.3
Intercompany receivables	518.6	1,297.9	(245.7)	1,570.8	4,256.8	(5,827.6)	—
Current income tax recoverable	—	17.1	—	17.1	26.8	—	43.9
Inventories	2.1	560.6	—	562.7	531.6	—	1,094.3
Unrealized fair value of derivative assets	23.0	(10.7)	—	12.3	4.7	—	17.0
	821.7	2,019.8	(245.7)	2,595.8	5,516.2	(5,827.6)	2,284.4
Non-current assets
Property, plant and equipment	27.6	2,478.9	—	2,506.5	2,380.7	—	4,887.2
Goodwill	—	158.8	—	158.8	3.9	—	162.7
Long-term investments	180.8	—	—	180.8	7.2	—	188.0
Investments in joint ventures and associate	—	5.5	—	5.5	18.2	—	23.7
Intercompany investments	3,535.2	3,269.1	(6,202.6)	601.7	14,693.0	(15,294.7)	—
Unrealized fair value of derivative assets	14.8	(12.3)	—	2.5	1.4	—	3.9
Other long-term assets	11.7	133.2	—	144.9	429.1	—	574.0
Long-term intercompany receivables	3,206.4	2,414.3	(1,819.9)	3,800.8	3,171.3	(6,972.1)	—
Deferred tax assets	—	0.1	—	0.1	33.2	—	33.3
Total assets	$7,798.2	$10,467.4	$(8,268.2)	$9,997.4	$26,254.2	$(28,094.4)	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$88.5	$218.0	$—	$306.5	$176.1	$—	$482.6
Intercompany payables	184.4	643.0	(245.7)	581.7	5,245.9	(5,827.6)	—
Current income tax payable	—	19.5	—	19.5	15.6	—	35.1
Current portion of provisions	—	13.5	—	13.5	53.0	—	66.5
Current portion of unrealized fair value of derivative liabilities	—	1.1	—	1.1	—	—	1.1
Deferred payment obligation	—	—	—	—	—	—	—
	272.9	895.1	(245.7)	922.3	5,490.6	(5,827.6)	585.3
Non-current liabilities
Long-term debt	1,732.6	—	—	1,732.6	—	—	1,732.6
Provisions	9.8	367.5	—	377.3	453.2	—	830.5
Unrealized fair value of derivative liabilities	—	0.2	—	0.2	—	—	0.2
Other long-term liabilities	—	67.4	—	67.4	66.4	—	133.8
Long-term intercompany payables	1,199.3	2,777.2	(1,819.9)	2,156.6	4,815.5	(6,972.1)	—
Deferred tax liabilities	—	157.4	—	157.4	98.2	—	255.6
Total liabilities	3,214.6	4,264.8	(2,065.6)	5,413.8	10,923.9	(12,799.7)	3,538.0

Equity
Common shareholders’ equity
Common share capital	$14,902.5	$1,713.3	$(1,713.3)	$14,902.5	$18,702.5	$(18,702.5)	$14,902.5
Contributed surplus	240.7	3,464.9	(3,464.9)	240.7	6,271.9	(6,271.9)	240.7
Accumulated deficit	(10,580.7)	1,038.6	(1,038.6)	(10,580.7)	(9,660.3)	9,660.3	(10,580.7)
Accumulated other comprehensive income (loss)	21.1	(14.2)	14.2	21.1	(19.4)	19.4	21.1
Total common shareholders’ equity	4,583.6	6,202.6	(6,202.6)	4,583.6	15,294.7	(15,294.7)	4,583.6
Non-controlling interest	—	—	—	—	35.6	—	35.6
Total equity	4,583.6	6,202.6	(6,202.6)	4,583.6	15,330.3	(15,294.7)	4,619.2

Total liabilities and equity	$7,798.2	$10,467.4	$(8,268.2)	$9,997.4	$26,254.2	$(28,094.4)	$8,157.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the year ended December 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,936.0	$1,837.2	$(1,784.0)	$1,989.2	$1,223.4	$—	$3,212.6

Cost of sales
Production cost of sales	1,897.7	1,091.6	(1,784.0)	1,205.3	655.2	—	1,860.5
Depreciation, depletion and amortization	3.7	409.3	—	413.0	359.4	—	772.4
Impairment, net of reversals	—	—	—	—	—	—	—
Total cost of sales	1,901.4	1,500.9	(1,784.0)	1,618.3	1,014.6	—	2,632.9
Gross profit	34.6	336.3	—	370.9	208.8	—	579.7
Other operating expense	7.6	59.9	—	67.5	69.5	—	137.0
Exploration and business development	26.1	17.4	—	43.5	65.7	—	109.2
General and administrative	76.0	4.5	—	80.5	52.5	—	133.0
Operating earnings (loss)	(75.1)	254.5	—	179.4	21.1	—	200.5
Other income (expense) - net	12.9	(57.9)	—	(45.0)	460.1	(411.9)	3.2
Equity in earnings (losses) of joint ventures, associate and intercompany investments	41.4	1.0	(78.1)	(35.7)	0.1	35.3	(0.3)
Finance income	64.7	59.8	(8.1)	116.4	123.0	(228.4)	11.0
Finance expense	(64.6)	(104.5)	8.1	(161.0)	(168.6)	228.4	(101.2)
Earnings (loss) before tax	(20.7)	152.9	(78.1)	54.1	435.7	(376.6)	113.2
Income tax (expense) recovery - net	(2.9)	(74.8)	—	(77.7)	(61.1)	—	(138.8)
Net (loss) earnings	$(23.6)	$78.1	$(78.1)	$(23.6)	$374.6	$(376.6)	$(25.6)
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$(2.0)	$—	$(2.0)
Common shareholders	$(23.6)	$78.1	$(78.1)	$(23.6)	$376.6	$(376.6)	$(23.6)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the year ended December 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,945.9	$1,781.1	$(1,771.4)	$1,955.6	$1,347.4	$—	$3,303.0

Cost of sales
Production cost of sales	1,918.8	1,019.9	(1,772.0)	1,166.7	590.7	—	1,757.4
Depreciation, depletion and amortization	4.9	404.0	0.6	409.5	409.9	—	819.4
Impairment, net of reversals	—	164.4	—	164.4	(142.9)	—	21.5
Total cost of sales	1,923.7	1,588.3	(1,771.4)	1,740.6	857.7	—	2,598.3
Gross profit	22.2	192.8	—	215.0	489.7	—	704.7
Other operating expense	3.4	30.7	—	34.1	95.5	—	129.6
Exploration and business development	21.8	22.1	—	43.9	62.1	—	106.0
General and administrative	75.1	4.7	—	79.8	52.8	—	132.6
Operating earnings (loss)	(78.1)	135.3	—	57.2	279.3	—	336.5
Other income (expense) - net	(127.9)	(22.3)	—	(150.2)	654.4	(316.1)	188.1
Equity in earnings (losses) of joint ventures, associate and intercompany investments	679.4	232.9	(392.5)	519.8	(0.6)	(520.5)	(1.3)
Finance income	50.6	27.1	(1.9)	75.8	79.5	(141.8)	13.5
Finance expense	(80.1)	(45.9)	1.9	(124.1)	(135.5)	141.8	(117.8)
Earnings (loss) before tax	443.9	327.1	(392.5)	378.5	877.1	(836.6)	419.0
Income tax (expense) recovery - net	1.5	65.4	—	66.9	(43.7)	—	23.2
Net (loss) earnings	$445.4	$392.5	$(392.5)	$445.4	$833.4	$(836.6)	$442.2
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$(3.2)	$—	$(3.2)
Common shareholders	$445.4	$392.5	$(392.5)	$445.4	$836.6	$(836.6)	$445.4

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated

Net (loss) earnings	$(23.6)	$78.1	$(78.1)	$(23.6)	$374.6	$(376.6)	$(25.6)

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income (“FVOCI”) - net change in fair value (a)	(24.2)	—	—	(24.2)	(1.6)	—	(25.8)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	(12.1)	(35.8)	—	(47.9)	—	—	(47.9)
Cash flow hedges - reclassified to profit or loss (c)	(6.7)	(2.4)	—	(9.1)	—	—	(9.1)
	(43.0)	(38.2)	—	(81.2)	(1.6)	—	(82.8)
Equity in other comprehensive income (loss) of intercompany investments	(39.8)	—	38.2	(1.6)	—	1.6	—
Total comprehensive income (loss)	$(106.4)	$39.9	$(39.9)	$(106.4)	$373.0	$(375.0)	$(108.4)

Attributable to non-controlling interest	$—	$—	$—	$—	$(2.0)	$—	$(2.0)
Attributable to common shareholders	$(106.4)	$39.9	$(39.9)	$(106.4)	$375.0	$(375.0)	$(106.4)

(a) Net of tax of	$—	$—	$—	$—	$(0.3)	$—	$(0.3)
(b) Net of tax of	$(3.0)	$(17.9)	$—	$(20.9)	$—	$—	$(20.9)
(c) Net of tax of	$—	$0.2	$—	$0.2	$—	$—	$0.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated

Net (loss) earnings	$445.4	$392.5	$(392.5)	$445.4	$833.4	$(836.6)	$442.2

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income (“FVOCI”) - net change in fair value (a)	(18.5)	—	—	(18.5)	1.8	—	(16.7)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	6.8	5.1	—	11.9	—	—	11.9
Cash flow hedges - reclassified to profit or loss (c)	(2.6)	(10.6)	—	(13.2)	—	—	(13.2)
	(14.3)	(5.5)	—	(19.8)	1.8	—	(18.0)
Equity in other comprehensive income (loss) of intercompany investments	(3.7)	—	5.5	1.8	—	(1.8)	—
Total comprehensive income (loss)	$427.4	$387.0	$(387.0)	$427.4	$835.2	$(838.4)	$424.2

Attributable to non-controlling interest	$—	$—	$—	$—	$(3.2)	$—	$(3.2)
Attributable to common shareholders	$427.4	$387.0	$(387.0)	$427.4	$838.4	$(838.4)	$427.4

(a) Net of tax of	$—	$—	$—	$—	$0.3	$—	$0.3
(b) Net of tax of	$2.5	$2.3	$—	$4.8	$—	$—	$4.8
(c) Net of tax of	$(1.0)	$(4.9)	$—	$(5.9)	$—	$—	$(5.9)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the year ended December 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net (loss) earnings	$(23.6)	$78.1	$(78.1)	$(23.6)	$374.6	$(376.6)	$(25.6)
Adjustments to reconcile net (loss) earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	3.7	409.3	—	413.0	359.4	—	772.4
(Gain) loss on disposition of associate and other interests - net	—	—	—	—	(2.1)	—	(2.1)
Impairment, net of reversals	—	—	—	—	—	—	—
Equity in losses (earnings) of joint ventures, associate and intercompany investments	(41.4)	(1.0)	78.1	35.7	(0.1)	(35.3)	0.3
Share-based compensation expense	14.6	—	—	14.6	—	—	14.6
Finance expense	64.6	104.5	(8.1)	161.0	168.6	(228.4)	101.2
Deferred tax expense (recovery)	3.0	42.0	—	45.0	(36.1)	—	8.9
Foreign exchange losses (gains) and other	5.4	(8.4)	—	(3.0)	15.5	—	12.5
Reclamation (recovery) expense	—	—	—		(8.0)	—	(8.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(1.6)	7.9	—	6.3	(29.0)	—	(22.7)
Inventories	(0.5)	18.0	—	17.5	(23.2)	—	(5.7)
Accounts payable and accrued liabilities	(23.9)	12.8	—	(11.1)	80.9	—	69.8
Cash flow provided from (used in) operating activities	0.3	663.2	(8.1)	655.4	900.5	(640.3)	915.6
Income taxes paid	0.1	(28.5)	—	(28.4)	(98.5)	—	(126.9)
Net cash flow provided from (used in) operating activities	0.4	634.7	(8.1)	627.0	802.0	(640.3)	788.7
Investing:
Additions to property, plant and equipment	(7.4)	(523.7)	—	(531.1)	(512.3)	—	(1,043.4)
Acquisitions	—	(269.2)	—	(269.2)	(35.0)	—	(304.2)
Net additions to long-term investments and other assets	10.7	(23.5)	—	(12.8)	(40.1)	—	(52.9)
Net proceeds from the sale of property, plant and equipment	—	0.5	—	0.5	5.9	—	6.4
Net proceeds from disposition of associate and other interests	—	—	—	—	—	—	—
(Increase) decrease in restricted cash	—	(0.6)	—	(0.6)	—	—	(0.6)
Interest received and other	2.2	1.4	—	3.6	4.1	—	7.7
Net cash flow provided from (used in) from investing activities	5.5	(815.1)	—	(809.6)	(577.4)	—	(1,387.0)
Financing:
Proceeds from issuance/draw down of debt	80.0	—	—	80.0	—	—	80.0
Repayment of debt	(80.0)	—	—	(80.0)	—	—	(80.0)
Interest paid	(57.9)	—	—	(57.9)	—	—	(57.9)
Issuance of common shares on exercise of options	0.5	—	—	0.5	—	—	0.5
Dividends received from (paid to) common shareholders and subsidiaries	0.1	0.4	—	0.5	(412.4)	411.9	—
Dividend paid to non-controlling interest	—	—	—	—	(13.0)	—	(13.0)
Intercompany advances	(185.1)	161.1	8.1	(15.9)	(212.5)	228.4	—
Other	(1.4)	—	—	(1.4)	(0.8)	—	(2.2)
Net cash flow provided from (used in) financing activities	(243.8)	161.5	8.1	(74.2)	(638.7)	640.3	(72.6)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(5.9)	—	(5.9)
(Decrease) increase in cash and cash equivalents	(237.9)	(18.9)	—	(256.8)	(420.0)	—	(676.8)
Cash and cash equivalents, beginning of period	267.6	122.7	—	390.3	635.5	—	1,025.8
Cash and cash equivalents, end of period	$29.7	$103.8	$—	$133.5	$215.5	$—	$349.0

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the year ended December 31, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net (loss) earnings	$445.4	$392.5	$(392.5)	$445.4	$833.4	$(836.6)	$442.2
Adjustments to reconcile net (loss) earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	4.9	404.0	0.6	409.5	409.9	—	819.4
(Gain) loss on disposition of associate and other interests - net	5.4	—	—	5.4	(60.6)	—	(55.2)
Impairment, net of reversals	—	164.4	—	164.4	(239.9)	—	(75.5)
Equity in losses (earnings) of joint ventures, associate and intercompany investments	(679.4)	(232.9)	392.5	(519.8)	0.6	520.5	1.3
Share-based compensation expense	13.6	—	—	13.6	—	—	13.6
Finance expense	80.1	45.9	(1.9)	124.1	135.5	(141.8)	117.8
Deferred tax expense (recovery)	(1.5)	(69.3)	—	(70.8)	(5.6)	—	(76.4)
Foreign exchange losses (gains) and other	132.8	(1.3)	—	131.5	(163.4)	—	(31.9)
Reclamation (recovery) expense	—	—	—	—	11.4	—	11.4
Changes in operating assets and liabilities:
Accounts receivable and other assets	(1.7)	3.0	—	1.3	107.3	—	108.6
Inventories	3.5	(69.1)	(0.6)	(66.2)	(20.5)	—	(86.7)
Accounts payable and accrued liabilities	(4.9)	23.0	—	18.1	(66.6)	—	(48.5)
Cash flow provided from (used in) operating activities	(1.8)	660.2	(1.9)	656.5	941.5	(457.9)	1,140.1
Income taxes paid	—	(10.9)	—	(10.9)	(177.6)	—	(188.5)
Net cash flow provided from (used in) operating activities	(1.8)	649.3	(1.9)	645.6	763.9	(457.9)	951.6
Investing:
Additions to property, plant and equipment	(5.7)	(410.8)	—	(416.5)	(481.1)	—	(897.6)
Acquisitions	—	—	—	—	—	—	—
Net additions to long-term investments and other assets	(26.2)	(24.2)	—	(50.4)	(23.4)	—	(73.8)
Net proceeds from the sale of property, plant and equipment	—	1.8	—	1.8	6.7	—	8.5
Net proceeds from disposition of associate and other interests	7.5	—	—	7.5	262.1	—	269.6
(Increase) decrease in restricted cash	—	(0.9)	—	(0.9)	0.4	—	(0.5)
Interest received and other	1.5	1.9	—	3.4	3.2	—	6.6
Net cash flow provided from (used in) investing activities	(22.9)	(432.2)	—	(455.1)	(232.1)	—	(687.2)
Financing:
Proceeds from issuance/drawdown of debt	494.7	—	—	494.7	—	—	494.7
Repayment of debt	(500.0)	—	—	(500.0)	—	—	(500.0)
Interest paid	(62.9)	—	—	(62.9)	—	—	(62.9)
Issuance of common shares on exercise of options	0.8	—	—	0.8	—	—	0.8
Dividends received from (paid to) common shareholders and subsidiaries	—	—	—	—	(316.1)	316.1	—
Dividend paid to non-controlling interest	—	—	—	—	—	—	—
Intercompany advances	235.1	(240.0)	1.9	(3.0)	(138.8)	141.8	—
Other	(1.6)	—	—	(1.6)	—	—	(1.6)
Net cash flow provided from (used in) financing activities	166.1	(240.0)	1.9	(72.0)	(454.9)	457.9	(69.0)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	3.4	—	3.4
(Decrease) increase in cash and cash equivalents	141.4	(22.9)	—	118.5	80.3	—	198.8
Cash and cash equivalents, beginning of period	126.2	145.6	—	271.8	555.2	—	827.0
Cash and cash equivalents, end of period	$267.6	$122.7	$—	$390.3	$635.5	$—	$1,025.8